Fast Eddie Racing Stables, Inc.
                              211 West Wall Street
                              Midland, Texas 79701
                                 (432) 682-1761

                             Via Fax (202) 942-9638

March 7, 2005

Mr. Jeffrey B. Werbitt
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Fast Eddie Racing Stables, Inc.
    Schedule 14f-1 filed on February 23, 2005
    File No. 005-80568
    Staff Comment Letter of March 2, 2005

Dear Mr. Werbitt,

I am writing in response to the staff comment letter dated March 2, 2005

As requested by the Staff, this will confirm, on behalf of the Registrant, the Registrant's acknowledgment that:

          the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

          Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, please call me at (432) 682-1761

Very truly yours,
Fast Eddie Racing Stables, Inc.


By: /s/ Glenn A. Little, President
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